EXHIBIT 99.1

Equinox Gold Announces Friendly Acquisition of Premier Gold Mines

All dollar amounts are in United States dollars unless otherwise indicated

VANCOUVER, BC and THUNDER BAY, ON, Dec. 16, 2020 /CNW/ - Equinox Gold Corp. (TSX: EQX) (NYSE American: EQX) ("Equinox Gold") and Premier Gold Mines Limited (TSX: PG) (OTCPK: PIRGF) ("Premier") are pleased to announce that the companies have entered into a definitive agreement (the "Agreement") whereby Equinox Gold will acquire all of the outstanding shares of Premier. Concurrently, Premier will spin-out to its shareholders shares of a newly created US-focused gold production and development company to be called i-80 Gold Corp. ("i-80 Gold", and together with the Agreement, the "Transaction") that will own the South-Arturo and McCoy-Cove properties and will complete Premier's previously announced acquisition of the Getchell Project, all in Nevada. Equinox Gold will retain Premier's interest in the world-class Hardrock Project in Ontario, the Mercedes Mine in Mexico, and the Hasaga and Rahill-Bonanza properties in Red Lake, Ontario. On closing of the Transaction, existing Equinox Gold and Premier shareholders will own approximately 84% and 16% of Equinox Gold, and Equinox Gold and existing shareholders of Premier will own 30% and 70% of i-80 Gold, respectively, on an issued share basis.

Transaction Highlights

  Equinox Gold to acquire a 50% interest in the permitted, development-ready, multi-million-ounce Hardrock Project through a joint venture between Equinox Gold and Orion Mine Finance ("Orion")
    5.54 million ounces of Proven and Probable Mineral Reserves grading 1.27 grams per tonne ("g/t") gold1,2
    414,000 ounces average annual gold production with average head grade of 1.45 g/t gold for the first five years; 358,000 ounces average annual gold production over the initial 14-year mine life1
  Maintains Premier shareholders' exposure to Premier's current asset base and adds exposure to a larger, diversified gold producer – Equinox Gold has seven operating gold mines with construction underway at an eighth site, a peer-leading growth pipeline and the financial capacity to fund development of Hardrock
  Reinforces Equinox Gold's position as the Premier Americas Gold Producer – Hardrock bolsters Equinox Gold's robust pipeline of growth projects and will add approximately 200,000 attributable ounces of long-term, low-cost annual gold production, when in operations, in Ontario, Canada, one of the world's top mining jurisdictions
  Enhances Equinox Gold's existing portfolio of operating gold mines in the Americas with the addition of the producing Mercedes Mine in Sonora, Mexico – Mercedes adds approximately 50,000 ounces of gold per year (with expansion potential to 80,000 to 90,000 ounces of gold annually) to the estimated 700,000 ounces of gold production expected in 2021 from Equinox Gold, based on consensus estimates
  Delivers longer-term growth and exploration potential – Expansion and exploration potential at Hardrock and the Mercedes Mine and exploration potential from the Hasaga and Rahill-Bonanza properties, both located in the heart of the prolific Red Lake gold camp
  Provides exposure to i-80 Gold, a new high-growth US-focused gold company – High-quality portfolio of producing and development properties to be owned 70% by Premier shareholders and 30% by Equinox Gold
  Equinox Gold to undertake a C$75 million equity financing fully underwritten by its Chairman, Ross Beaty
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[1]	Highlights from the Hardrock Feasibility Study, shown on a 100% basis. See Premier news release dated December 16, 2020.
[2]	At a 0.35 g/t cut-off grade. A breakdown of Mineral Reserves is provided at the end of this news release.

Transaction Details

Pursuant to the Transaction, Premier shareholders will receive:

  0.1967 of an Equinox Gold share for each Premier share held (the "Exchange Ratio"), representing an at-market acquisition based on the 10-day volume-weighted average closing prices for both Equinox Gold and Premier shares on the Toronto Stock Exchange; and
  0.4 of a share of i-80 Gold for each Premier share held, providing a meaningful opportunity to participate in a new high-growth, US-focused gold company

Ross Beaty, Chairman of Equinox Gold, stated: "This transaction is exactly the kind of accretive Americas-focused growth we promised shareholders when we started Equinox Gold at the beginning of 2018. The addition of a top-tier, low-risk mining jurisdiction in Ontario, Canada creates a lower risk profile, with greater asset and country diversification. Hardrock will be an excellent, low-cost, long-life gold mine with significant exploration upside, further enhancing our existing peer-leading growth profile without stretching our financial capacity. The Mercedes Mine also brings an immediate increase to our production and cash flow, and our investment in i-80 Gold brings us significant real value and optionality with exposure to several high-potential US gold assets. This transaction creates value for both Equinox Gold and Premier Gold shareholders, and further solidifies Equinox Gold's position as the premier Americas-focused gold producer."

Christian Milau, CEO of Equinox Gold, stated: "Combining a 50% interest in the permitted, development-ready Hardrock Project with our strong balance sheet and operating cash flow provides a clear path to production for Hardrock that I believe will unlock substantial value for both Equinox Gold and Premier Gold shareholders. We look forward to developing Hardrock with Orion as our partner, integrating the Mercedes Mine into our portfolio of producing gold mines, and being a substantial and supportive shareholder of i-80 Gold. We also expect to welcome Ewan Downie to our Board of Directors upon closing of the Transaction. Ewan is a well-respected company builder who will bring additional expertise for the exploration and management of our properties in Mexico, the United States and now Canada."

Ewan Downie, CEO of Premier, stated: "Premier has delivered on its commitment to create value for our shareholders through the disciplined approach of prudently managing our operating assets while advancing our peer-leading development portfolio. This transaction builds on that commitment, bringing increased value and optionality to our shareholders from meaningful ownership in two companies: a diversified intermediate gold producer with a portfolio of high-quality assets, and ownership in an exciting new Nevada-focused gold company. Importantly, our shareholders will maintain exposure to the Hardrock Project, which we believe is the most attractive advanced-staged development project in North America, and which will be developed by a proven management team that shares our commitment to creating long-term sustainable value."

i-80 Gold Corp.

i-80 Gold will be a well-financed, growth-focused gold company with a high-quality portfolio of production and development properties in Nevada, including the producing South Arturo joint venture with the Barrick Gold/Newmont-affiliated Nevada Gold Mines, the McCoy Cove Property and the Getchell Project (on closing of the previously announced acquisition, see Premier news release dated August 10, 2020). i-80 Gold will be led by Ewan Downie and will work to rapidly grow and develop its asset base with the objective of becoming a leading mid-tier, US-focused gold miner. In connection with a planned public listing3 prior to or concurrent with closing of the Transaction, i-80 Gold intends to conduct a financing of up to $75 million. Equinox Gold has committed to subscribe for 30% of the aggregate amount of the financing up to a maximum subscription amount of $22.5 million. Pursuant to the Transaction, it is expected that i-80 Gold's initial working capital will include approximately $15 million in cash, pre-financing.

In connection with the Transaction, Equinox Gold plans to complete a C$75 million equity financing, fully underwritten by Ross Beaty, at a price per share to be set in the context of the Transaction and the market after at least five clear trading days. The financing is subject to completion of definitive documentation, customary closing conditions and regulatory approvals, including the approval of the Toronto Stock Exchange for the pricing and other terms of the financing.

Officers, directors and certain shareholders of Premier, who collectively hold approximately 17% of Premier's outstanding common shares, have entered into voting support agreements in favour of the Transaction.

The Directors of Equinox Gold and the Directors of Premier have unanimously approved the Transaction, and the Board of Directors of Premier recommend that Premier shareholders and optionholders vote in favour of the Transaction. CIBC World Markets Inc. has provided a fairness opinion to the Board of Directors of Premier stating that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications stated in such opinion, the Equinox Gold share consideration to be received by shareholders of Premier pursuant to the Transaction is fair, from a financial point of view, to shareholders of Premier. RBC Capital Markets has provided an independent fairness opinion to the Special Committee of the Board of Directors of Premier stating that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications stated in such opinion, the Equinox Gold share consideration to be received by shareholders of Premier pursuant to the Transaction is fair, from a financial point of view, to shareholders of Premier.

The Transaction is subject to court approval and approval of Premier shareholders and optionholders (including minority shareholder approval under Part 8 of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions). A special meeting of Premier shareholders and optionholders to consider the Transaction is expected to be held in February 2021. An Information Circular detailing the terms and conditions of the Transaction will be filed with regulatory authorities and mailed to Premier shareholders and optionholders in accordance with applicable securities laws.

The Agreement provides for, among other things, customary representations, warranties and covenants including non-solicitation and rights to match superior proposals in favour of Equinox Gold, as well as a C$35 million termination fee payable to Equinox Gold under certain circumstances. The Transaction is further subject to certain regulatory approvals, including the approvals of the Mexican Comisión Federal de Competencia Económica, the Toronto Stock Exchange and the NYSE American Stock Exchange, and other customary closing conditions. The Transaction is expected to close in the first quarter of 2021.

Blake, Cassels & Graydon LLP is acting as legal advisor to Equinox Gold.

CIBC World Markets Inc. is acting as financial advisor to Premier and RBC Capital Markets is acting as financial advisor to the Special Committee of Premier. Bennett Jones LLP is acting as legal advisor to Premier and its Special Committee.

The securities to be offered by i-80 Gold have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, or any state securities law, and may not be offered, sold or delivered, directly or indirectly, within the United States, or to or for the account or benefit of U.S. persons, absent registration or an exemption from such registration requirements. This news release does not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of securities in any state in the United States in which such offer, solicitation or sale would be unlawful.

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[3]	Listing of i-80 Gold is subject to approval of the applicable stock exchange(s). There is no guarantee that i-80 Gold will receive approval for such listing(s).

Conference Call and Webcast

Equinox Gold and Premier will hold a joint conference call and webcast on December 16, 2020 at 7:00 am PT (10:00 am ET) to discuss the Transaction.

Toll-free Canada/US: 1-800-319-4610
International: +1-604-638-5340
Login to the webcast

The webcast will be archived on both the Equinox Gold and Premier websites until the Transaction closes.

About Equinox Gold

Equinox Gold is a Canadian mining company with seven operating gold mines, construction underway at an eighth site, a multi-million-ounce gold reserve base and a clear path to achieve one million ounces of annual gold production from its pipeline of growth projects. Equinox Gold operates entirely in the Americas, with two properties in the United States, one in Mexico and five in Brazil. Equinox Gold's common shares are listed on the TSX and the NYSE American under the trading symbol EQX. Further information about Equinox Gold's portfolio of assets and long-term growth strategy is available at www.equinoxgold.com or by email at ir@equinoxgold.com.

About Premier

Premier is a gold producer and respected exploration and development company with a high-quality pipeline of precious metals projects in proven, accessible and safe mining jurisdictions in Canada, the United States and Mexico. For more information please visit www.premiergoldmines.com or by email at info@premiergoldmines.com.

Hardrock Mineral Reserve Estimate (100% basis)

Proven Reserves			Probable Reserves			P&P Reserves
Tonnes (Mt)	Grade (g/t Gold)	Contained Gold (koz)	Tonnes (Mt)	Grade (g/t Gold)	Contained Gold (koz)	Tonnes (Mt)	Grade (g/t Gold)	Contained Gold (koz)
5.62	1.28	232	129.70	1.27	5,307	135.32	1.27	5,539
Notes: Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council on May 10, 2014, were followed for Mineral Reserves. Effective date of the estimate is August 8th, 2019. Mineral Reserves are estimated at a cut-off grade of 0.35 g Au/t. Mineral Reserves are estimated using a long-term gold price of $1,250/oz and an exchange rate of C$/US$ of 1.30. A minimum mining width of 5 m was used. Bulk density of ore is variable but averages 2.78 t/m3. The average strip ratio is 5.10:1. Dilution factor is 17.2%. Numbers may not add due to rounding.

Hardrock Qualified Person

GMining Services Inc., under the supervision of Louis-Pierre Gignac, P.Eng., Réjean Sirois, P.Eng., and James Purchase, P.Geo., each of whom are Qualified Persons within the meaning of National Instrument 43-101 ("NI 43-101"), was the lead consultant for the Hardrock Feasibility Study update. An NI 43-101 technical report detailing the update will be filed with Canadian Securities regulators within 45 days.

Technical Information

Stephen McGibbon, P. Geo., Executive Vice President, Corporate and Project Development, for Premier, is the Qualified Person for the information contained in this news release regarding Hardrock, is a Qualified Person within the meaning of NI 43-101, and has approved the technical content of this document as it relates to Hardrock.

Cautionary Note to U.S. Readers Concerning Estimates of Mineral Reserves

Information regarding Mineral Reserve estimates has been prepared in accordance with Canadian standards under applicable Canadian securities laws and may not be comparable to similar information for United States companies. Under United States standards, mineralization may not be classified as a "Reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve calculation is made. As such, certain information contained in this news release concerning descriptions of mineralization under Canadian standards, including the definition of "Proven Mineral Reserves" and "Probable Mineral Reserves", is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission.

Forward-looking Statements

This news release includes certain statements that constitute "forward-looking statements" and "forward-looking information" within the meaning of applicable securities laws, collectively "forward-looking statements". These include statements regarding the intent of Equinox Gold and Premier Gold (the "Companies"), or the beliefs or current expectations of the officers and directors of the Companies for Equinox Gold or i-80 Gold post closing of the Transaction. When used in this news release, words such as "will", "expect", "potential", "objective", "becoming", "subject to", "expected", "to be", "look forward", "intends", "plans", and similar expressions are intended to identify these forward-looking statements as well as phrases or statements that certain actions, events or results "may", "could", "would", "should", "occur" or "be achieved" or the negative connotation of such terms. As well, forward-looking statements may relate to future outlook and anticipated events, such as the consummation and timing of the Transaction; the satisfaction of the conditions precedent to the Transaction; the strengths, characteristics and potential of Equinox Gold post Transaction; the strategic vision for Equinox Gold and expectations regarding production capabilities and the ability of Equinox Gold to successfully advance its respective projects; Equinox Gold's ability to achieve the production, cost and development expectations outlined in the Hardrock Feasibility Study; Hardrock Mineral Reserve estimates and the assumptions on which they are based; the strengths, characteristics and potential of i-80 Gold; the strategic vision for i-80 Gold; the ability of i-80 Gold to successfully advance its projects; the ability to complete the i-80 Gold financing as contemplated; the ability and timing for i-80 Gold to be publicly listed; availability of funds and future cash requirements for the projects of both Equinox Gold and i-80 Gold; the Equinox Gold equity financing underwritten by Ross Beaty; and discussion of future plans, projections, objectives, estimates and forecasts and the timing related thereto.

Although the Companies believe that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements since the Companies can give no assurance that such expectations will prove to be correct. The Companies caution that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements and information contained in this news release and the Companies have made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; the potential for labour-related disruptions and unplanned delays or interruptions in scheduled construction, development and production, including by blockade; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; Equinox Gold and i-80 Gold's respective abilities to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices, including environmental, export and import laws and regulations; capital, decommissioning and reclamation estimates; the potential for legal restrictions relating to mining including those imposed in connection with COVID-19; the potential impact of COVID-19 on operations; risks relating to expropriation; and increased competition in the mining industry; and the ability of Equinox Gold and i-80 Gold to work productively with their respective joint venture partners. Additional factors are identified in Equinox Gold's MD&A dated February 28, 2020 and in its Annual Information Form dated May 13, 2020, both for the year ended December 31, 2019, and in its MD&A dated November 5, 2020 for the three and nine months ended September 30, 2020, all of which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar; and in Premier's MD&A dated March 4, 2020 and its Annual Information Form dated March 30, 2020, both for the year ended December 31, 2019. While the Companies consider these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this news release.

Forward-looking statements and information are designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, the Companies assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If either Equinox Gold or Premier updates any one or more forward-looking statements, no inference should be drawn that the company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.

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For further information: Equinox Gold Contacts: Christian Milau, CEO, Rhylin Bailie, Vice President, Investor Relations, Tel: +1 604-558-0560, Toll-free: 1-833-379-4653, Email: ir@equinoxgold.com; Premier Gold Contacts: Ewan Downie, President & CEO, Matthew Gollat, Vice President, Business Development, Tel: +1 807-346-1390, Toll-free: 1-888-346-1390, Email: info@premiergoldmines.com

CO: Equinox Gold Corp.

CNW 06:05e 16-DEC-20